Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: April 2008

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F  X                       Form 40-F
                           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                No  X
                     ----                              -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

     1. April 10, 2008 German Press Release - SGL Group: Board of management and Senior Management buy SGL shares worth Euro 4.4 million

     2. April 22, 2008 German Press Release - SGL Group's HITCO subsidiary receives "Supplier of the Year Award 2007" in Structures Commodity Category from Boeing

     3.   April 23, 2008 German Press Release - SGL Group: Successful Start to
          2008

     4.   Interim Report First Quarter 2008

SGL Group: Board of Management and Senior Management buy
SGL shares (euro)4.4 million

Wiesbaden, April 10, 2008. In the past few days, the Board of Management and Senior Management of the SGL Group - The Carbon Company - acquired at the relevant current market price a total of 114,997 shares of the Company worth
(euro)4.4 million.

The Board of Management bought 14,487 shares while Senior Management bought 55,752 shares through individual investments. An additional investment of a total of 44,758 shares worth (euro)1.8 million resulted from SGL Group's stock option plans. The Board of Management gained 27,630 shares and the management 17,128 shares.

The Board of Management and the Senior Management of the Company consist of approximately 150 people. The SGL Group grants its Management the option of having all or part of their annual bonus invested in Company shares or paid out in cash.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With 38 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2007, the Company's workforce of around 5,900 generated sales of (euro) 1.4 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on


SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, 65203 Wiesbaden, Germany
Tel.: +49 (0)611 602 9105, fax: +49 (0)611 602 9101
Email: cpc@sglcarbon.de, internet: www.sglcarbon.de assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.

Press Contact:
--------------
Corporate Communications / Press Office / Tino Fritsch
Tel.: +49 (0)611 60 29-105 / Fax: +49 (0)611 60 29-101
Mobile: +49 (0)170 540 2667
E-mail: tino.fritsch@sglcarbon.de / Website: www.sglcarbon.de

SGL Group's HITCO subsidiary receives "Supplier of the Year
Award 2007" in Structures Commodity Category from Boeing


Wiesbaden (Germany)/Los Angeles (USA), April 22, 2008. SGL Group - The Carbon Company - announced today that its U.S. based HITCO Carbon Composites subsidiary has received the "Supplier of the Year Award 2007" in the Structures Commodity Category from The Boeing Company. Boeing formally presented its 2007 Supplier of The Year Awards at the annual ceremony held in San Diego last Friday.

A prerequisite for the "Supplier of the Year" nomination is the recipient of a Boeing Performance Excellence Award (BPEA). Only 250 out of more than 10,000 suppliers were selected for BPEA recognition. From this small pool of BPEA awardees, ten separate categories were formed, from which the respective "Supplier of the Years" were selected.

Criteria for the "Structures Supplier of the Year Award" include: Quality, On-time Delivery, Customer Service, and Program Initiatives, such as Lean Manufacturing or Productivity Improvements. HITCO supplies carbon fiber-based composite components to Boeing's B 767, C 17, and B 787 programs.

Edward G. Carson, HITCO's Chief Operating Officer (COO): "As supplier of the year we have a great responsibility to maintain the high standards and quality expected from Boeing." HITCO continues to support Boeing as a Gold/Gold Supplier (Boeing's highest level of supplier status) through modernized industrialization and manufacturing capabilities including state-of-the-art automation, high quality hand lay-up, and lean manufacturing techniques.

HITCO Carbon Composites, Inc. was founded in 1922 and manufactures advanced composite materials primarily for aerospace and defense applications. HITCO continues to be an innovative leader in the advancement of carbon composite technologies and continues to strategically focus on new projects for aerospace/aircraft and defense applications within the SGL Group.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used


SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden, Germany
Tel.: +49 (0)611 6029-100, Fax: +49 (0)611 6029-101
Email: presse@sglcarbon.de, Website: www.sglcarbon.de predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With 38 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2007, the Company's workforce of around 5,900 generated sales of (euro) 1.4 billion. The Company's head office is located in Wiesbaden/Germany.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.


Press Contact:
--------------
Corporate Communications / Press Office / Tino Fritsch
Tel.: +49 (0)611 60 29-105 / Fax: +49 (0)611 60 29-101
Mobile: +49 (0)170 540 2667
E-mail: tino.fritsch@sglcarbon.de / Website: www.sglcarbon.de

SGL Group: Successful Start to 2008

o    Sales in Q1/2008 up by 9% to (euro) 343 million, currency adjusted by 14%
o EBIT growth of 21% to (euro)69 million, leading to return on sales (ROS) increase to 20% (Q1/2007:18%)
o    Equity ratio again improved to 44%
o    Net profit increased by 36% to (euro)44.1 million
o Positive outlook for 2008 confirmed: double-digit sales and earnings growth expected for the fiscal year 2008

Wiesbaden, April 23, 2008. SGL Group - The Carbon Company's results for the first quarter 2008 were supported by strong demand developments in all three Business Units. Sales increased by 9% to (euro)343.2 million (Q1/2007:
(euro)314.6 million). Sales growth in the first quarter 2008 was negatively impacted by currency effects especially due to the weak US dollar. Thus currency adjusted sales increased more strongly by 14%. EBIT increased by 21% to
(euro)69.4 million compared to 2007 (Q1/2007: (euro)57.3 million). ROS was further improved to 20.2% (Q1/2007: 18.2%). Further cost savings and efficiency gains of around (euro)5 million from the group wide SGL Excellence initiative, robust demand, particularly from the steel and aluminum core markets, as well as the continuing high level of capacity utilization, all made a significant contribution to this performance.

For the fiscal year 2008, SGL Group confidently confirms its guidance, as stated at the Annual Results Press Conference on March 12, 2008, that Group sales is expected to grow by 10-15% and EBIT to improve more than proportionately by 15-20%.

Robert J. Koehler, CEO of the SGL Group: "In the first quarter of 2008, the SGL Group has succeeded in continuing its favorable performance from the last year. Through our international company orientation, we are not only benefiting from the renaissance of the manufacturing industries driven by the industrialization of the Eastern world but also from megatrends in alternative raw materials, basic materials and energies. As a result, we expect 2008 to be another record year for the SGL Group, despite the deteriorating economic environment.

Further improvement in net financing costs and earnings per share
Net financing costs for the first quarter 2008 decreased by (euro)3.3 million to -(euro)8.6 million (Q1/2007: (euro)-11.9 million). The new financing of 2007 has substantially reduced interest expenses on loans by 37% to (euro)5.1 million (Q1/2007: (euro)8.1 million). Profit before taxes increased more than proportionately by 34 % to (euro)60.8 million (Q1/2007: (euro)45.4 million). The tax ratio improved to 27.3% from 27.9% in Q1 2007, resulting in a net profit of
(euro)44.1 million (Q1/2007: (euro)32.5 million). Earnings per share rose to
(euro)0.69 from (euro)0.52 in the first quarter of 2007.


SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, 65203 Wiesbaden, Germany
Tel.: +49 (0)611 602 9105, fax: +49 (0)611 602 9101
Email: cpc@sglcarbon.de, internet: www.sglcarbon.de

Free Cash flow significantly increased
Due to the operating cash flow of (euro)57.0 million and the disproportionately low capital expenditure in the first quarter 2008, net debt decreased by
(euro)22.1 million to (euro)263.1 million (December 31, 2007: (euro)285.2 million). The balance sheet structure was further improved: the equity ratio rose from 42.9% at the end of 2007 to 44.1%, resulting in gearing (net debt/equity) of 0.39 compared to 0.44 at the end of 2007. Despite increased capital expenditure in property, plant, equipment and intangible assets as well as other investing activities amounting to (euro)34.5 million in the first quarter of 2008 (Q1/2007: (euro)19.1 million), free cash flow increased by 83% to (euro)22.5 million compared to (euro)12.3 million in Q1 2007. This increase in cash used in investing activities is primarily attributable to investments for the new plant in Malaysia as well as to SGL Group's carbon fiber capacity expansion.

Margins significantly improved in all Business Units

Performance Products (PP): Further Sales & EBIT Growth
The Business Unit Performance Products continues to benefit from ongoing strong demand from the steel industry and the aluminum industry, as well as the economic upturn in the emerging markets of Asia, South America and Eastern Europe. As a consequence, sales in the first quarter 2008 increased by 11% to
(euro)205.2 million (Q1/2007: (euro)185.0 million). This corresponds to a currency adjusted sales increase of 17%. EBIT in the reporting period rose by 23% to (euro)64.9 million despite higher raw material and electricity prices. This increase was achievable due to positive price and volume effects as well as cost savings of (euro)3 million. ROS reached a record level of 31.6% (Q1/2007:
28.5%). This increase was partially the result of raw material inventory from the previous year as a result of which the cost of goods sold in Q1 2008 did not fully reflect full year raw material price increases. Capacity utilization remained very high across all business lines.

Graphite Materials & Systems (GMS): Enhanced Profitability
Sales in Graphite Materials & Systems amounted to (euro)90.7 million in the reporting period and were slightly above the first quarter 2007 level of
(euro)89.9 million, which was characterized by a high level of invoicing in the business line Process Technology. Adjusted for currency effects, sales in Q1 2008 increased by 5%, mainly driven by demand from the semiconductor, solar, LED and lithium ion battery markets. EBIT increased by 10% to (euro)14.0 million (Q1/2007: (euro)12.7 million) due to positive volume developments, continued high capacity utilization as well as cost savings of (euro)1 million, leading to ROS of 15.4% compared to 14.1% in Q1 2007. This record margin level was also partially the result of raw material inventory from the previous year as a result of which the cost of goods sold in Q1 2008 did not fully reflect full year raw material price increases. In addition to this, the high production levels in the first quarter 2008, which will be shipped in the second quarter and only then recognized as sales, had a positive effect on EBIT margins due to economies of scale. This effect cannot be assumed to benefit further quarters in this magnitude.

Carbon Fibers & Composites (CFC): Rising Earnings Growth
Sales in the first quarter 2008 increased by 18% (currency adjusted by 21%) to
(euro)45.7 million (Q1/2007: (euro) 38.7 million), mainly due to higher sales of carbon fibers and composites in connection with the consolidation of SGL Kuempers GmbH & Co. KG and SGL epo GmbH. High sales growth and capacity utilization as well as cost savings of (euro)1 million through the SGL Excellence initiative lead to a significant increase in EBIT from (euro)0.3 million in the first quarter of the previous year to (euro)2.1 million in the reporting period, corresponding to ROS of 4.6% (Q1/2007: 0.8%). As expected, past and current investments and acquisitions have not yet had an impact on sales, earnings and EBIT margin in Q1 2008.

As the year progresses, SGL Group expects the ramp up of new capacities among all business lines to significantly accelerate sales growth, leading to a sales increase of 30% for the full year 2008, thus markedly surpassing the mid-term target of more than 15% sales growth p.a. This strong surge in sales will have a corresponding effect on earnings, reflecting SGL Group's 2008 target of a mid to high single digit ROS in 2008. Surpassing the 10% EBIT margin threshold remains the goal for 2009.

2008 outlook: New Records for Sales and Earnings
Based on the favorable performance in the first quarter 2008 and positive signals from customer industries, SGL Group remains very confident for 2008 and confirms the Group's guidance, as stated at the Annual Press Conference on March 12, 2008, that Group sales is expected to grow by 10-15% and EBIT to improve by 15-20%. Due to the new financing structure of 2007, net financing costs on the basis of our existing business portfolio excluding mark-to-market valuations of hedging instruments will amount to around -(euro)40 million. Consequently, SGL Group expects profit before tax, net profit and earnings per share to rise more than proportionately to EBIT growth.

Thanks to the global production network SGL Group has no material transactional impact on earnings as a result of the significant strengthening of the euro against other currencies. As seen in the Q1 2008 report, there is some translational impact on sales which however has no influence on the Groups sales and earnings guidance for the full year 2008.

Due to SGL Group's growth strategy, especially in the Business Area Advanced Materials and in cathodes, capital expenditure for property, plant and equipment is expected to amount to around (euro)200 million (2007: (euro)130 million).


The   complete   Q1   Report   can  be  found   on  the   company   website   at
http://www.sglcarbon.de.

Financial Highlights of SGL Group
((euro) million)

                                                   1st quarter

                                                 2008       2007      Change
--------------------------------------------------------------------------------
Sales revenue                                    343.2      314.6      +9.1%
--------------------------------------------------------------------------------
Gross profit                                     124.8      109.5     +14.0%
--------------------------------------------------------------------------------
EBITDA                                            81.6       68.9     +18.4%
--------------------------------------------------------------------------------
Operating profit (EBIT)                           69.4       57.3     +21.1%
--------------------------------------------------------------------------------
Return on sales (ROS) 1)                          20.2%      18.2%    +200 BP 2)
--------------------------------------------------------------------------------
Net profit attributable to equity holders         44.1       32.5     +35.7%
--------------------------------------------------------------------------------
Earnings per share, basic (in (euro)) 3)          0.69       0.52     +32.7%
--------------------------------------------------------------------------------
Cash flows from operating activities              57.0       31.4     +81.5%
--------------------------------------------------------------------------------


                                               Mar. 31,   Dec. 31,
                                                2008        2007      Change
--------------------------------------------------------------------------------
Total assets                                   1,530.5    1,505.5      +1.7%
--------------------------------------------------------------------------------
Shareholders' equity                             674.7      646.6      +4.3%
--------------------------------------------------------------------------------
Net debt                                         263.1      285.2      -7.7%
--------------------------------------------------------------------------------
Gearing 4)                                        0.39       0.44
--------------------------------------------------------------------------------
Equity ratio 5)                                   44.1%      42.9%
--------------------------------------------------------------------------------

1)   EBIT to sales revenue
2)   Basis points
3) Based on 63.9 million shares as at March 31, 2008 and 63.0 million shares as at March 31, 2007
4)   Net debt divided by shareholders' equity
5)   Shareholders' equity divided by total assets

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With 38 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2007, the Company's workforce of around 5,900 generated sales of (euro) 1.4 billion. The Company's head office is located in Wiesbaden/Germany.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.


Press Contact:
--------------
Corporate Communications / Press Office / Tino Fritsch
Tel.: +49 (0)611 60 29-105 / Fax: +49 (0)611 60 29-101
Mobile: +49 (0)170 540 2667
E-mail: tino.fritsch@sglcarbon.de / Website: www.sglcarbon.de

Report on the first quarter 2008
--------------------------------

Highlights

o    Sales in Q1/2008 up by 9%, currency adjusted by 14% compared to Q1/2007
o    EBIT 21% above Q1/2007 leading to return on sales of 20% (Q1/2007: 18%)
o    Pre tax profit growth of 34% to (euro)60.8 million
o    Earnings per share at (euro)0.69 compared to (euro)0.52 in Q1/2007
o    Equity ratio again improved to 44%
o    Guidance for 2008 confirms double digit growth expectations


Financial Highlights (unaudited)

                                                         1st Quarter
                                             -----------------------------------
(euro) million                                2008           2007         Change
--------------------------------------------------------------------------------
Sales revenue                                  343.2         314.6          9.1%
--------------------------------------------------------------------------------
Gross profit                                   124.8         109.5         14.0%
--------------------------------------------------------------------------------
EBITDA                                          81.6          68.9         18.4%
--------------------------------------------------------------------------------
Operating profit/EBIT                           69.4          57.3         21.1%
--------------------------------------------------------------------------------
Return on sales 1)                              20.2%         18.2%           -
--------------------------------------------------------------------------------
Net profit attributable to equity holders       44.1          32.5         35.7%
--------------------------------------------------------------------------------
Earnings per share, basic (in (euro))           0.69          0.52         32.7%
--------------------------------------------------------------------------------
Cash flows from operating activities            57.0          31.4 2)      81.5%
--------------------------------------------------------------------------------

                                            March 31,      Dec. 31,
(euro) million                                 2008          2007         Change
--------------------------------------------------------------------------------
Total assets                                 1,530.5       1,505.5          1.7%
--------------------------------------------------------------------------------
Shareholders' equity                           674.7         646.6 3)       4.3%
--------------------------------------------------------------------------------
Net debt                                       263.1         285.2         -7.7%
--------------------------------------------------------------------------------
Debt ratio (gearing)4)                          0.39          0.44            -
--------------------------------------------------------------------------------
Equity ratio 5)                                 44.1%         42.9%            -
--------------------------------------------------------------------------------


1)   Ratio of operating profit to sales revenue
2)   Before expenses for EU antitrust proceedings of (euro) 22.5 million
3)   Adjusted for IFRIC 11
4)   Net debt divided by shareholders' equity
5)   Shareholders' equity divided by total assets


Interim Group Management Report
-------------------------------
(unaudited)
-----------

Economic environment

According to financial expects, global growth expectations have deteriorate further since the end of 2007 due to the impacts or the financial markets crisis. Accordingly, the International Monetary Fund (IMF) reduced its forecast for global growth to 3.7% from 4.5% in early April. This development is supported by the ongoing growth trend in eastern and southeastern Asia as well as eastern Europe and South America. The traditional economies of Europe, USA and Japan are only expected to grow moderately. Many experts consider the USA already in recession.

Most customer industries of SGL Group remain optimistic for 2008 especially due to the continued upward growth trend of the economies in the emerging markets. The steel industry had a successful start to this year with the global industry association IISI expecting an increase in worldwide steel consumption of 7%. The substitution of traditional materials with lighter and more energy-efficient solutions as well the growing need for packaging material in the emerging markets have led to new capacity announcements, therefore the outlook for the aluminum industry remains positive. Carbon fiber technology also benefits from these substitution effects and expects ongoing double digit demand growth from its most important customer industries alternative energy (especially wind), aerospace, automotive and industrial services. Due to the trend towards energy saving and environmentally friendly materials and components this business is benefiting from a supercycle which allows growth far above the growth rates of the respective customer industries. Specialty graphites also remain optimistic as demand is supported e. g. by the battery and the LED industry.However, since the crisis has a much lesser impact on the developing countries, where growth remains strong, the consequences for the global economy are expected to remain rather limited, according to the International Monetary Fund (IMF).

Business development

Condensed consolidated income statement
                                                         1st Quarter
                                                --------------------------------
(euro) million                                  2008         2007         Change
--------------------------------------------------------------------------------
Sales revenue                                   343.2        314.6          9.1%
--------------------------------------------------------------------------------
Gross profit                                    124.8        109.5         14.0%
--------------------------------------------------------------------------------
Selling, administrative, research and other
 income/expense                                 -55.4        -52.2         -6.1%
--------------------------------------------------------------------------------
Profit from operations                           69.4         57.3         21.1%
--------------------------------------------------------------------------------
Net financing costs                              -8.6        -11.9         27.7%
--------------------------------------------------------------------------------
Profit before tax                                60.8         45.4         33.9%
--------------------------------------------------------------------------------
Income tax expense                              -16.6        -12.7        -30.7%
--------------------------------------------------------------------------------
Minority interests                               -0.1         -0.2         50.0%
--------------------------------------------------------------------------------
Net profit after minority interests              44.1         32.5         35.7%
--------------------------------------------------------------------------------

Earnings per share, basic (in (euro))            0.69         0.52         32.7%
--------------------------------------------------------------------------------
Earnings per share, diluted (in (euro))          0.65         0.51         27.5%
--------------------------------------------------------------------------------

Consolidated sales increased by 9% to (euro) 343.2 million supported by good demand development in all three business units. Sales growth in the first quarter 2008 was negative impacted by currency effects especially due to the weak US dollar. Thus currency adjusted sales increased more strongly by 14%. We were able to compensate higher raw material costs by increasing selling prices and sales volumes, a high capacity utilization and cost savings of around (euro) 5 million. Due to raw material inventories at year end 2007, cost of goods sold in the first quarter did not fully reflect full year raw material price increases. This resulted in an increase in the gross margin to 36.4% compared to 34.8% in the first quarter 2007. Selling, administrative, research and other income/expense increased by 6.1% and thus at a slower pace than sales and now represent 16.1% of sales (first quarter 2007: 16.6%). As a result, EBIT increased by 21% to (euro) 69.4 million. Even though the first quarter 2008 will again be a weaker quarter compared to the remaining quarters of the year, it was able to continue the outstanding performance of the fourth quarter 2007.

Net financing costs
                                                         1st Quarter
                                                --------------------------------
(euro) million                                  2008         2007         Change
--------------------------------------------------------------------------------
Income from companies accounted for at-equity    -0.2          0.3            -
--------------------------------------------------------------------------------
   Interest income                                2.9          1.7         70.6%
--------------------------------------------------------------------------------
   Interest expense on loans                     -5.1         -8.1         37.0%
--------------------------------------------------------------------------------
   Imputed interest convertible bond (non-cash)  -1.8          0.0             -
--------------------------------------------------------------------------------
   Interest expense on pensions                  -3.5         -3.5          0.0%
--------------------------------------------------------------------------------
Interest expense, net                            -7.5         -9.9         24.2%
--------------------------------------------------------------------------------
   Expense for refinancing costs (non-cash)      -0.4         -0.7         42.9%
--------------------------------------------------------------------------------
   Other                                         -0.5         -1.6         68.8%
--------------------------------------------------------------------------------
Other financing expenses                         -0.9         -2.3         60.9%
--------------------------------------------------------------------------------
Net financing costs                              -8.6        -11.9         27.7%
--------------------------------------------------------------------------------

Compared to the first quarter 2007 net financing costs decreased by (euro) 3.3 million to -(euro) 8.6 million in the reporting period. Interest income increased by (euro) 1.2 million due to the higher average level of cash and cash equivalents. Due to the new financing of May 2007, interest expense on loans decreased substantially by 37% to (euro) 5.1 million (first quarter 2007: (euro)
8.1 million). The non-cash imputed interest component required by IFRS for our convertible bond amounted to (euro) 1.8 million in the first quarter of 2008. There was no corresponding expense in the first quarter of 2007 as the convertible bond was issued on May 16, 2007.

Profit before and after taxes

Profit before taxes increased more than proportionately by 33.9% to (euro) 60.8 million (first quarter 2007: (euro) 45.4 million). Tax expenses increased to
(euro) 16.6 million after (euro) 12.7 million in the first quarter of the previous year resulting in a tax ratio 27.3% in the reporting period compared to 27.9% in the first quarter 2007. Accordingly, net profit after minority interests increased 36% to (euro) 44.1 million after (euro) 32.5 million in the first quarter 2007.

Earnings per share

Based on an average number of 63.9 million shares, undiluted earnings per share amounted to (euro) 0.69 (first quarter 2007: (euro) 0.52). To calculate fully diluted earnings per share, we add the shares resulting from conversion of our convertible bond as well as shares issued as a result of our stock option and stock appreciation rights plans have to be considered. Accordingly, the average number of shares increases to 69.9 million, resulting in diluted earnings per share of (euro) 0.65 (first quarter 2007: (euro) 0.51)

Balance sheet structure
                                                March 31,     Dec. 31,
(euro) million                                    2008          2007      Change
--------------------------------------------------------------------------------
Assets
------
Non-current assets                                 691.5        692.0      -0.1%
--------------------------------------------------------------------------------
Current assets                                     839.0        813.5       3.1%
--------------------------------------------------------------------------------
Total assets                                     1,530.5      1,505.5       1.7%
--------------------------------------------------------------------------------

Equity And Liabilities
----------------------
Shareholders' equity                               674.7        646.6 1)    4.3%
--------------------------------------------------------------------------------
Minority interests                                   3.5          3.5       0.0%
--------------------------------------------------------------------------------
Total equity                                       678.2        650.1       4.3%
--------------------------------------------------------------------------------
Non-current liabilities                            590.3        588.4       0.3%
--------------------------------------------------------------------------------
Current liabilities                                262.0        267.0      -1.9%
--------------------------------------------------------------------------------
Total equity and liabilities                     1,530.5      1,505.5       1.7%
--------------------------------------------------------------------------------

1) Adjusted for IFRIC 11

Compared to December 31, 2007, total assets at March 31, 2008, increased slightly by (euro) 25.0 million to (euro) 1,530.5 million. Currency effects had a negative impact of -(euro) 39 million on the total assets. Capital expenditure in property, plant, equipment and intangible assets increased to (euro) 33.6 million in the first quarter 2008 and were thus (euro) 21.4 million above the level of depreciation. Including negative currency impacts, property, plant and equipment increased (euro) 10.7 million compared to December 31, 2007. Deferred tax assets decreased by (euro) 7.0 million to (euro) 93.8 million due to application of tax losses carried forwards in Germany and the USA as well as due to currency impacts. The increase in inventory of (euro) 32.5 million partially reflects the high production levels in the first quarter 2008 especially in GMS which will be shipped in the second quarter 2008 and only then recognized as sales. This increase was in part compensated by the decrease in receivables of
(euro) 20.7 million. Higher cash and cash equivalents of (euro) 152.9 million at March 31, 2008 (December 31, 2007: (euro) 130.0 million) resulted from the positive free cash flow. Total equity including minority interests increased by
(euro) 28.1 million mainly due to the positive net profit in the first quarter 2008 ((euro) 44.1 million). Currency effects had a negative impact of -(euro)
18.7 million on total equity. Due to the reclassification required by IFRS for amounts related to the share based bonus plans in Germany as well as the Matching Share Plan the value of total equity at December 31, 2008 had to be adjusted retrospectively. This retrospective adjustment led to a decrease of other current provisions of (euro) 13.2 million and to an increase in the capital reserves by the same amount ((euro) 13.2 million). Non-current and current financial liabilities hardly changed in the reporting period compared to December 31, 2007.


Working capital
                                                March 31,     Dec. 31,
(euro) million                                    2008          2007      Change
--------------------------------------------------------------------------------
Inventories                                        418.1        385.6       8.4%
--------------------------------------------------------------------------------
Trade receivables                                  222.2        242.9      -8.5%
--------------------------------------------------------------------------------
Less trade payables                               -135.4       -143.4       5.6%
--------------------------------------------------------------------------------
Working Capital                                    504.9        485.1       4.1%
--------------------------------------------------------------------------------

The increase in working capital by (euro) 19.8 million to (euro) 504.9 million at March 31, 2008, was a result of higher business activity in all three business units. The increase in inventory partially reflects the high production levels in the first quarter 2008 especially in GMS which will be shipped in the second quarter and only then recognized as sales.

Changes in equity
                                                       1st Quarter 2008
                                              ----------------------------------
                                              Shareholders'  Minority     Total
(euro) million                                   equity      interests    equity
--------------------------------------------------------------------------------
Balance at January 1 1)                            646.6          3.5     650.1
--------------------------------------------------------------------------------
Capital increase/IFRS 2 allocation                   5.2          0.0       5.2
--------------------------------------------------------------------------------
    Net profit                                      44.1          0.1      44.2
--------------------------------------------------------------------------------
    Currency exchange differences                  -18.7                  -18.7
--------------------------------------------------------------------------------
    Other earnings recognized directly
    in equity                                       -2.5         -0.1      -2.6
--------------------------------------------------------------------------------
Total income for the period                         22.9          0.0      22.9
--------------------------------------------------------------------------------
Balance at March 31                                674.7          3.5     678.2
--------------------------------------------------------------------------------

1) Adjusted for IFRIC 11

Due to the adoption of IFRIC 11 there was a retrospective adjustment in total equity as at December 31, 2007. Accordingly, the amounts related to share based bonus plans as well as the Matching Share Plan which used to be recorded in the provisions had to be reclassified to total equity. This adjustment increased shareholders' equity by (euro) 13.2 million to (euro) 646.6 million. Current provisions consequently decreased by the same amount.

Despite negative currency impacts of (euro) 18.7 million, shareholders' equity increased by (euro) 28.1 million to (euro) 674.7 million as at March 31, 2008. The increase is mainly attributable to the net profit of the first quarter 2008 ((euro) 44.1 million). Shareholders' equity as at March 31, 2008 corresponds to an equity ratio of 44.1% compared to 42.9% as at December 31, 2007.

Holders of the convertible bond issued in 2007 can exercise their conversion rights as the current share price is above the conversion price of (euro) 36.52, leading to a maximum of 5.5 million new SGL Carbon AG shares being issued.

Subscribed capital increased to (euro) 164.6 million as at March 31, 2008 (December 31, 2007: (euro) 163.6 million) and is divided into 64,281,192 no-par value ordinary bearer shares at (euro) 2.56 per share. During the first quarter 2008 370,787 new shares were issued for the employee bonus plan in Germany as well as for the Matching Share Plan.

Net debt
                                                March 31,     Dec. 31,
(euro) million                                    2008         2007       Change
--------------------------------------------------------------------------------
Current and non-current financial liabilities      362.7        359.6       0.9%
--------------------------------------------------------------------------------
Remaining interest cost component for the
 convertible bond                                   43.7         45.5      -4.0%
--------------------------------------------------------------------------------
Plus accrued refinancing cost                        9.6         10.1      -5.0%
--------------------------------------------------------------------------------
Cash and cash equivalents                         -152.9       -130.0     -17.6%
--------------------------------------------------------------------------------
Net debt                                           263.1        285.2      -7.7%
--------------------------------------------------------------------------------

As required by IFRS, we added the remaining equity portion of our convertible bond to our net debt calculations as at March 31, 2008 to reflect the full future nominal obligation of (euro) 200.0 million. Due to the cash provided by operating activities of (euro) 57.0 million and the disproportionately low capital expenditure in the first quarter 2008, net debt decreased by (euro) 22.1 million to (euro) 263.1 million compared to December 31, 2007 ((euro) 285.2 million).

Liquidity and capital resources
                                                           1st Quarter
                                                 -------------------------------
(euro) million                                    2008         2007       Change
--------------------------------------------------------------------------------
Cash provided by operating activities before
 antitrust payments                                 57.0         31.4      81.5%
--------------------------------------------------------------------------------
    Payments relating to antitrust proceedings       0.0        -22.5         -
--------------------------------------------------------------------------------
Cash provided by/used in operating activities       57.0          8.9         -
--------------------------------------------------------------------------------
Cash used in investing activities                  -34.5        -19.1     -80.6%
--------------------------------------------------------------------------------
Free cash flow*                                     22.5         12.3      82.9%
--------------------------------------------------------------------------------
Cash provided by financing activities                1.4          2.5     -44.0%
--------------------------------------------------------------------------------
Effect of foreign currency exchange rate
 differences                                        -1.0         -0.1         -
--------------------------------------------------------------------------------
Net change in cash and cash equivalents             22.9         -7.8         -
--------------------------------------------------------------------------------

* defined as cash provided by operating activities before antitrust payments minus cash used in investing activities

Cash provided by operating activities increased by (euro) 48.1 million to (euro)
57.0 million. The first quarter 2007 was negatively impacted by the (euro) 22.5 million payment of the remaining EU cartel fine of 2002.

Despite increased capital expenditure in property, plant, equipment and intangible assets as well as other investing activities amounting to (euro) 34.5 million in the first quarter of 2008 (first quarter 2007: (euro) 19.1 million), free cash flow increased by 82.9% to (euro) 22.5 million compared to (euro) 12.3 million in the first quarter of 2007. The increase in cash used in investing activities is primarily attributable to investments for our new plant in Malaysia as well as our carbon fiber capacity expansion.

Cash provided by financing activities amounted to (euro)1.4 million and is a consequence of increased usage of local credit lines (especially in Malaysia).

Cash and cash equivalents increased by (euro) 22.9 million to (euro) 152.9 million as at March 31, 2008 from (euro) 130.0 million as at December 31, 2007.

Segment Reporting
-----------------

Performance Products (PP)
                                                           1st Quarter
                                                 -------------------------------
(euro) million                                    2008         2007       Change
--------------------------------------------------------------------------------
Sales revenue                                      205.2        185.0      10.9%
--------------------------------------------------------------------------------
EBITDA                                              71.0         58.6      21.2%
--------------------------------------------------------------------------------
Profit from operations/EBIT                         64.9         52.7      23.1%
--------------------------------------------------------------------------------
Return on sales                                     31.6%        28.5%        -
--------------------------------------------------------------------------------

The continued strong demand from the steel industry and the growing demand from the aluminum industry resulted in rising selling prices across all business lines as well as higher unit sales especially in graphitized cathodes. As a consequence, sales in the first quarter 2008 increased by 11% to (euro) 205.2 million (first quarter 2007: (euro) 185.0 million). This corresponds to a currency adjusted increase of 17%. Currency effects had a negative impact of 6% on sales growth.

EBIT in the reporting period increased by 23% to (euro) 64.9 million despite higher raw material and electricity prices. This increase was achievable due to the price and volume effects mentioned above as well as cost savings of (euro) 3 million. Return on sales reached a record level of 31.6%, which was partially the result of raw material inventory from the previous year as a result of which the cost of goods sold in the first quarter did not fully reflect full year raw material price increases. Capacity utilization remained very high across all business lines.

On January 11, 2008 we announced to significantly increase our investments in Banting (Malaysia). In addition to the already published graphite electrode manufacturing site we will also establish a production plant for cathodes. The fully integrated production facility will come on stream in 2011 and lead to a total investment of around (euro) 200 million. Total capacity of our new production site in Banting will be at 60,000 metric tons.

Graphite Materials & Systems (GMS)
                                                           1st Quarter
                                                 -------------------------------
(euro) million                                    2008         2007       Change
--------------------------------------------------------------------------------
Sales revenue                                       90.7         89.9       0.9%
--------------------------------------------------------------------------------
EBITDA                                              17.4         16.1       8.1%
--------------------------------------------------------------------------------
Profit from operations/EBIT                         14.0         12.7      10.2%
--------------------------------------------------------------------------------
Return on sales                                     15.4%        14.1%        -
--------------------------------------------------------------------------------

Sales in Graphite Materials & Systems amounted to (euro) 90.7 million in the reporting period and was 1% above the first quarter 2007 level which was characterized by a high level of invoicing in the business line Process Technology. Adjusted for currency impacts, sales in the first quarter 2008 increased by 5% and was mainly driven by demand from the semiconductor, solar, LED and lithium ion battery markets.

EBIT increased by 10% to (euro) 14.0 million due to positive volume developments, continued high capacity utilization as well as cost savings of
(euro)1 million, leading to a return on sales of 15.4% compared to 14.1% in the first quarter of the previous year. This record margin level was also partially the result of raw material inventory from the previous year as a result of which the cost of goods sold in the first quarter did not fully reflect full year raw material price increases. In addition to this, the high production levels in the first quarter 2008, which will be shipped in the second quarter and only then recognized as sales, had a positive effect on EBIT margins due to economies of scale. This effect cannot be assumed to benefit further quarters in this magnitude.

Carbon Fibers & Composites (CFC)
                                                           1st Quarter
                                                 -------------------------------
(euro) million                                    2008         2007       Change
--------------------------------------------------------------------------------
Sales revenue                                       45.7         38.7      18.1%
--------------------------------------------------------------------------------
EBITDA                                               4.5          2.3      95.7%
--------------------------------------------------------------------------------
Profit from operations/EBIT                          2.1          0.3         -
--------------------------------------------------------------------------------
Return on sales                                     4.6%          0.8%        -
--------------------------------------------------------------------------------

Sales in the first quarter 2008 increased to (euro) 45.7 million compared to
(euro) 38.7 million in the first quarter of 2007 mainly due to higher sales of carbon fibers and composites in connection with the consolidation of SGL Kumpers GmbH & Co. KG and SGL epo GmbH. This corresponds to a currency adjusted increase of 21%, while currencies had a negative impact of 3% on sales growth. High sales growth and capacity utilization as well as cost savings from the SGL Excellence initiative lead to a significant increase in EBIT from (euro) 0.3 million in the first quarter of the previous year to (euro) 2.1 million in the reporting period, corresponding to a return on sales of 4.6%.

As expected, past and current investments and acquisitions have not yet had an impact on sales, earnings, and EBIT margin in the first quarter of this year. As the year progresses, we expect the ramp up of new capacities along all business lines to significantly accelerate sales growth, leading to a sales increase of 30% for the full year 2008, thus markedly surpassing our mid-term target of more than 15% sales growth per annum. This strong surge in sales will have a corresponding effect on earnings, reflecting our 2008 target of a mid to high single digit EBIT margin. Surpassing the 10% EBIT margin threshold remains our goal for 2009.

The business unit Carbon Fiber & Composites is benefiting from the substitution process in basic materials. The carbon fibers and carbon fiber composite materials produced by CFC are increasingly in demand as replacements for traditional materials due to their unique properties such as lightweight and stiffness. As the only European company with own raw materials supply, carbon fiber technology and an integrated value chain right up to the finished component, SGL uses its core competences in high-temperature technology, carbonization and graphitization. The company is currently benefiting particularly from a strong demand upturn in the aerospace industry, the automotive sector and alternative energy sources such as wind power.

Accordingly, on February 20, 2008, SGL Group and the Paderborn (Germany)-based Benteler Automobil-technik launched their joint venture to develop, produce and market components based on carbon fiber -reinforced composites (CFRP) for the automotive industry upon approval from relevant antitrust authorities. Each company has a 50% stake in the joint venture Benteler SGL GmbH & Co. KG, based in Paderborn.

Central T&I and corporate costs
                                                           1st Quarter
                                                 -------------------------------
(euro) million                                    2008         2007       Change
--------------------------------------------------------------------------------
Other revenue                                        1.6          1.0      60.0%
--------------------------------------------------------------------------------
Central T&I costs                                   -3.3         -1.3    -153.8%
--------------------------------------------------------------------------------
Corporate Costs                                     -8.3         -7.1     -16.9%
--------------------------------------------------------------------------------

In order to support our innovation strategy we established our new corporate center for Technology and Innovation (T&I) by the end of 2005 and further enhanced this structure during 2006. Within corporate costs we will report all initiatives and start-up projects, which cannot be directly assigned to one of our existing businesses. This relates to basic research activities as well as to new product developments, which have not yet reached a commercial status. We decided to show such expenses at a corporate level in order to increase transparency and not to charge our businesses with expenses not directly related to their ongoing business. Central T&I costs in 9M/2007 at (euro)6.0 million reached a significantly higher level than in the same period 2006, which still reflected the implementation phase. Central T&I costs in the reporting period was also influenced by the first payment for establishing the professorship for carbon fibers and carbon fiber composites at the Technical University of Munich.

Corporate costs increased from (euro)23.0 million in 9M/2006 to (euro)24.8 million in 9M/2007. The increase is in part related to our management incentive plans, which are influenced by higher market valuation for share based programs. Lower costs associated with our US delisting were partially compensated by higher market and project costs as well as the gradual build up of our central services.


Employees

Compared to the year end 2007, total number of employees increased by 121 to 5,983 at March 31, 2008. In particular, the two business units Graphite Materials & Systems and Carbon Fibers & Composites recorded an increase in headcount due to the growth in their respective activities.

While the number of employees in Europe increased only slightly, headcount in the future growth markets of Asia was increased more strongly to support the growth of our business in this region. At March end, 38% of our employees were based in Germany, 32% in Europe ex-Germany, 22% in North America and 8% in Asia.

Outlook

Based on the favorable performance in the first quarter 2008 and positive signals from our customer industries we remain very confident for the business year 2008. For the full year 2008 we confirm our guidance which we initially published on March 12, 2008 at the 2007 annual results presentation. Group sales is expected to grow by 10-15% and EBIT to improve by 15-20%. Due to the new financing structure of May 2007, net financing costs on the basis of our existing business portfolio before mark-to-market valuations of our hedging instruments will amount to around -(euro) 40 million. Consequently, we are expecting profit before and after tax as well as earnings per share to rise more than proportionately to EBIT growth, assuming a tax rate of 30% at the most.

Sales in the second quarter 2008 will show a significantly higher growth rate than in the first quarter 2008, supported partially by the described high production levels in the first quarter 2008 especially in GMS, wich will be shipped in the second quarter and only then recognized as sales. At the same time, the effects which supported the very high Group EBIT margin of 20% (high production levels in GMS, inventory of raw materials at 2007 prices and inventory valuation effects in PP and GMS) will not be repeated in the following quarters in the same magnitude.

Thanks to the global production network of SGL Group we have no material transactional impact on our earnings as a result of the significant strengthening of the euro against other currencies. As seen in our report on the first quarter 2008, there is some translational impact in sales which however has no influence on our sales and earnings guidance for the full year 2008.
Due to our growth strategy, especially in the Business Area Advanced Materials and in cathodes, we expect capital expenditure for property, plant and equipment to amount to around (euro)200 million. In the period under review, SGL Group's risk situation did not change materially from year end 2007 as described in our 2007 annual report.

Interim Condensed Consolidated Financial Statements
---------------------------------------------------
(unaudited)
-----------


Interim Condensed Consolidated Income Statement

                                                           1st Quarter
                                                 -------------------------------
(euro) million                                    2008         2007       Change
--------------------------------------------------------------------------------
Sales revenue                                      343.2        314.6       9.1%
--------------------------------------------------------------------------------
Cost of sales                                     -218.4       -205.1      -6.5%
--------------------------------------------------------------------------------
Gross profit                                       124.8        109.5      14.0%
--------------------------------------------------------------------------------
Selling, administrative, research
and other income/expense                           -55.4        -52.2      -6.1%
--------------------------------------------------------------------------------
Profit from operations/EBIT                         69.4         57.3      21.1%
--------------------------------------------------------------------------------
Income from companies accounted for at-equity       -0.2          0.3         -
--------------------------------------------------------------------------------
Interest income                                      2.9          1.7      70.6%
--------------------------------------------------------------------------------
Interest expense                                   -10.4        -11.6      10.3%
--------------------------------------------------------------------------------
Other financing costs                               -0.9         -2.3      60.9%
--------------------------------------------------------------------------------
Profit before tax                                   60.8         45.4      33.9%
--------------------------------------------------------------------------------
Income tax expense                                 -16.6        -12.7     -30.7%
--------------------------------------------------------------------------------
Net profit for the period                           44.2         32.7      35.2%
--------------------------------------------------------------------------------
thereof:
    Minority interests                               0.1          0.2         -
--------------------------------------------------------------------------------
    Equity holders of the parent company            44.1         32.5         -
--------------------------------------------------------------------------------

Earnings per share,
basic (in (euro))                                   0.69         0.52      32.7%
--------------------------------------------------------------------------------
Earnings per share,
diluted (in (euro))                                 0.65         0.51      27.5%
--------------------------------------------------------------------------------

Interim Condensed Consolidated Balance Sheet

                                                March 31,     Dec. 31,
(euro) million                                    2008          2007      Change
--------------------------------------------------------------------------------
Assets
------
Non-current assets
------------------
Intangible assets                                  114.3        119.3      -4.2%
--------------------------------------------------------------------------------
Property, plant and equipment                      460.2        449.5       2.4%
--------------------------------------------------------------------------------
Other non-current assets                            23.2         22.4       3.6%
--------------------------------------------------------------------------------
Deferred tax assets                                 93.8        100.8      -6.9%
--------------------------------------------------------------------------------
                                                   691.5        692.0      -0.1%
                                                 -------------------------------
Current assets
--------------
Inventories                                        418.1        385.6       8.4%
--------------------------------------------------------------------------------
Trade receivables                                  222.2        242.9      -8.5%
--------------------------------------------------------------------------------
Other receivables and other current assets          45.8         55.0     -16.7%
--------------------------------------------------------------------------------
Cash and cash equivalents                          152.9        130.0      17.6%
--------------------------------------------------------------------------------
                                                   839.0        813.5       3.1%
                                                 -------------------------------

Total assets                                     1,530.5      1,505.5       1.7%
--------------------------------------------------------------------------------

Equity and Liabilities
----------------------
Shareholders' equity                               674.7        646.6 1)    4.3%
--------------------------------------------------------------------------------
Minority interests                                   3.5          3.5       0.0%
--------------------------------------------------------------------------------
Total equity                                       678.2        650.1       4.3%
--------------------------------------------------------------------------------

Non-current liabilities
-----------------------
Non-current financial liabilities                  360.7        358.8       0.5%
--------------------------------------------------------------------------------
Provisions for pensions and other employee
 benefits                                          169.7        170.1      -0.2%
--------------------------------------------------------------------------------
Deferred tax liabilities                            34.9         35.2      -0.9%
--------------------------------------------------------------------------------
Other non-current liabilities and provisions        25.0         24.3       2.9%
--------------------------------------------------------------------------------
                                                   590.3        588.4       0.3%
                                                 -------------------------------
Current liabilities
-------------------
Current financial liabilities                        2.0          0.8         -
--------------------------------------------------------------------------------
Other provisions                                    52.7         68.4 1)  -23.0%
--------------------------------------------------------------------------------
Trade payables                                     135.4        143.4      -5.6%
--------------------------------------------------------------------------------
Other current liabilities                           71.9         54.4      32.2%
--------------------------------------------------------------------------------
                                                   262.0        267.0      -1.9%
                                                 -------------------------------

Total equity and liabilities                     1,530.5      1,505.5       1.7%
--------------------------------------------------------------------------------

1) Adjusted for IFRIC 11

Interim Condensed Consolidated Statement of Changes in Equity

                                                        1st Quarter 2007
                                              ----------------------------------
                                              Shareholders'  Minority     Total
(euro) million                                   equity      interests    equity
--------------------------------------------------------------------------------
Balance at January 1 1)                            455.9          2.2     458.1
--------------------------------------------------------------------------------
Capital increase/IFRS 2 allocation                   3.5                    3.5
--------------------------------------------------------------------------------
    Net profit                                      32.5          0.2      32.7
--------------------------------------------------------------------------------
    Currency exchange differences                   -3.6                   -3.6
--------------------------------------------------------------------------------
    Other net income recognized directly in
     equity                                         -0.6                   -0.6
--------------------------------------------------------------------------------
Total income for the period                         28.3          0.2      28.5
--------------------------------------------------------------------------------
Balance at March 31 1)                             487.7          2.4     490.1
--------------------------------------------------------------------------------


                                                        1st Quarter 2008
                                              ----------------------------------
                                              Shareholders'  Minority     Total
(euro) million                                   equity      interests    equity
--------------------------------------------------------------------------------
Balance at January 1                               646.6          3.5     650.1
--------------------------------------------------------------------------------
Capital increase/IFRS 2 allocation                   5.2          0.0       5.2
--------------------------------------------------------------------------------
    Net profit                                      44.1          0.1      44.2
--------------------------------------------------------------------------------
    Currency exchange differences                  -18.7                  -18.7
--------------------------------------------------------------------------------
    Other net income recognized directly in
     equity                                         -2.5         -0.1      -2.6
--------------------------------------------------------------------------------
Total income for the period                         22.9          0.0      22.9
--------------------------------------------------------------------------------
Balance at March 31                                674.7          3.5     678.2
--------------------------------------------------------------------------------

1) Adjusted for IFRIC 11

Interim Condensed Consolidated Cash Flow Statement

                                                                  1st Quarter
                                                                ----------------
(euro) million                                                   2008      2007
--------------------------------------------------------------------------------
Cash flows from operating activities
------------------------------------
Profit before tax                                                60.8      45.4
--------------------------------------------------------------------------------
    Add back of net interest expenses                             7.5      10.0
--------------------------------------------------------------------------------
    (Gain) Loss on disposal of property, plant and equipment      0.6       0.1
--------------------------------------------------------------------------------
    Depreciation and amortization expense                        12.2      11.5
--------------------------------------------------------------------------------
    Expenses for refinancing (non-cash)                           0.4       0.7
--------------------------------------------------------------------------------
    Income taxes paid                                            -4.4      -3.4
--------------------------------------------------------------------------------
    Interest received                                             3.0       1.7
--------------------------------------------------------------------------------
    Interest on financial debt paid                              -4.9     -14.6
--------------------------------------------------------------------------------
    Changes in provisions, net                                  -17.4      -6.3
--------------------------------------------------------------------------------
    Changes in working capital, net                             -28.8     -22.9
--------------------------------------------------------------------------------
    Changes in other operating assets and other liabilities      28.0       9.2
--------------------------------------------------------------------------------
Cash provided by operating activities before antitrust payments  57.0      31.4
--------------------------------------------------------------------------------
    Payments relating to antitrust proceedings                    0.0     -22.5
--------------------------------------------------------------------------------
Cash provided by/used in operating activities                    57.0       8.9
--------------------------------------------------------------------------------

Cash flows from investing activities
------------------------------------
    Capital expenditure in property, plant and equipment
    and intangible assets                                       -33.6     -14.4
--------------------------------------------------------------------------------
    Cash payments for acquisitions less acquired cash            -1.1      -4.7
--------------------------------------------------------------------------------
    Other investing activities                                    0.2       0.0
--------------------------------------------------------------------------------
Cash used in investing activities                               -34.5     -19.1
--------------------------------------------------------------------------------
Free cash flow*                                                  22.5      12.3
--------------------------------------------------------------------------------

Cash flows from financing activities
------------------------------------
    Proceeds from corporate debt                                  4.8       1.9
--------------------------------------------------------------------------------
    Repayment of corporate debt                                  -3.4         -
--------------------------------------------------------------------------------
    Net proceeds from capital increase                            0.0       0.6
--------------------------------------------------------------------------------
Cash provided by financing activities                             1.4       2.5
--------------------------------------------------------------------------------
Effect of foreign exchange rate changes                          -1.0      -0.1
--------------------------------------------------------------------------------

Net change in cash and cash equivalents                          22.9      -7.8
--------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                130.0     103.0
--------------------------------------------------------------------------------
Cash and cash equivalents at end of period                      152.9      95.2
--------------------------------------------------------------------------------

* defined as cash provided by operating activities before antitrust payments minus cash used in investing activities

Notes to the Condensed Consolidated interim Financial Statements
----------------------------------------------------------------

Description of business:

SGL Carbon Aktiengesellschaft (hereafter "SGL Carbon AG" or "the Company"), located at Rheingaustr. 182, Wiesbaden (Germany), together with its subsidiaries (the "SGL Group") is a global manufacturer of carbon and graphite products.


Basis of preparation and accounting policies:

The interim report on the condensed consolidated financial statements of the SGL Group has been prepared in accordance with the International Financial Reporting Standards (IFRS) including IAS 34 (Interim Financial Reporting). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the SGL Group's annual financial statements as at December 31, 2007. Accounting and valuation methods have been consistently applied as in our annual consolidated financial statements for financial year 2007 with the exception of IFRIC 11. Other new IFRS standards and interpretations applicable for periods starting January 1, 2008 had no material impact on the interim reporting as of March 31, 2008. These financial statements were not reviewed by our auditors.

According to IFRIC 11, share-based payment transactions, in which beneficiaries have a right to receive an entity's equity instruments, are to be treated as equity-settled share based payment transactions if the -entity chooses or is required to buy those equity instruments from another party or if these equity instruments are made available by the shareholders of the entity. The interpretation also addresses the issue of how IFRS 2 "Share-based Payment" is to be applied to share-based payments in which the equity instruments are the entity's own equity instruments or the equity instruments of another entity within the same group. IFRIC 11 is to be applied for the first time to financial years that begin on or after March 1, 2007. The adoption of IFRIC 11 has an impact on the financial presentation of the share plan (Matching Share Plan) and the bonus shares for employees, for which accruals have been made until December 31, 2007.

The interim financial report was authorized for issue in accordance with a resolution of the Board of Management on April 23, 2008.


Changes in scope of consolidation:

Launched in February 2008, the Benteler SGL GmbH & Co. KG joint venture, in which the SGL Group has a 50% holding, is accounted for at equity in the group accounts i.e. valued with its proportional equity. There were no further changes in scope of consolidation at March 31, 2008 compared to December 31, 2007.


Seasonality of operations:

Our sales revenue from graphite electrodes fluctuates from quarter to quarter due to factors related to our customers' businesses, such as customer inventory levels, scheduled customer plant shutdowns and vacations, and changes in customer production schedules in response to seasonal changes in customer energy costs, strikes and work stoppages by our customers' employees. In addition, customers may change their order patterns in response to price changes. During the period prior to the effective date of a price increase, customers tend to buy additional quantities of graphite electrodes at the then lower price, which adds to our sales revenue during that period. During the period following the effective date of a price increase, customers tend to use those additional quantities before placing further orders, which reduces our sales revenue during that period. Similarly, customers tend to use up their inventories and delay purchases when they expect price reductions. Usually SGL Group's 1st and 3rd quarter tend to be weaker as a reaction of customer inventory usage (1st quarter) and European vacation season (3rd quarter). Usually the 2nd and 4th quarters tend to be stronger.


Change in equity compared to December 31, 2007:

Up to and including the business year 2007 accruals were made for the shares issued for bonus entitlements of employees in Germany and Matching Shares from the share plan in accordance with IFRS 2. The initial obligatory adoption of IFRIC 11 and the resulting retrospective adjustment of the balance sheet of December 31, 2007 led to changes in balance sheet entries. Equity increased by
(euro) 13.2 million while correspondingly, accruals decreased by the same amount
(euro) 13.2 million. Adjustments required for the Matching Shares from the share plan of SGL Group amounted to (euro) 2.3 million while an adjustment of (euro)
10.9 million had to be made for the bonus shares.

Other information:

In the first quarter 2008, 380,787 new shares were issued for employees, of which 263,996 shares were issued under the bonus system and 70,787 under the share plan (Matching Share Plan). In the same period, 44,500 options from the existing stock option plan and 160,795 SARs from of the existing share appreciation rights plan were exercised. On January 15, 2008, 716,675 new SARs were granted from the SAR Plan 2005 with a strike price of (euro) 34.98. In March 2008, members of the Board of Management and the top three management tiers purchased a total of 70,239 shares at a price of (euro) 37.65 for the Matching Share Plan. 2,110,987 SARs, 163,904 Matching Shares and 646,500 stock options are outstanding at March 31, 2008. The number of outstanding SGL Carbon AG shares at March 31, 2008 is 64,281,192, of which SGL Group holds a total of 46,004 own shares.

During the first quarter 2008 there have been no material unusual items or changes in estimates except the above mentioned compared to the financial year 2007. Contingent liabilities and contingent assets did not change materially compared to the last annual balance sheet date. The SGL Group did not pay a dividend in the period reported.

The Board of Management and Supervisory Board have submitted the proposal to our shareholders at the upcoming Annual General Meeting on April 25, 2008 to convert the SGL Carbon Aktiengesellschaft into a European Company (Societas Europaea,
SE) named SGL Carbon SE.

Sales revenue and operating profit by segment:
                                                            1st Quarter
                                                   -----------------------------
(euro) million                                     2008         2007      Change
--------------------------------------------------------------------------------
Sales revenue
-------------
    Performance Products                           205.2        185.0      10.9%
--------------------------------------------------------------------------------
    Graphite Materials & Systems                    90.7         89.9       0.9%
--------------------------------------------------------------------------------
    Carbon Fibers & Composites                      45.7         38.7      18.1%
--------------------------------------------------------------------------------
    Other                                            1.6          1.0      60.0%
--------------------------------------------------------------------------------
                                                   343.2        314.6       9.1%
                                                   -----------------------------

                                                            1st Quarter
                                                   -----------------------------
(euro) million                                     2008         2007      Change
--------------------------------------------------------------------------------
Profit (loss) from operations/EBIT
----------------------------------
    Performance Products                            64.9         52.7      23.1%
--------------------------------------------------------------------------------
    Graphite Materials & Systems                    14.0         12.7      10.2%
--------------------------------------------------------------------------------
    Carbon Fibers & Composites                       2.1          0.3         -
--------------------------------------------------------------------------------
    Central T&I costs                               -3.3         -1.3         -
--------------------------------------------------------------------------------
    Corporate costs                                 -8.3         -7.1     -16.9%
--------------------------------------------------------------------------------
                                                    69.4         57.3      21.1%
                                                   -----------------------------

Events occurring after the balance sheet date:

There were no material occurrences between the balance sheet and the reporting date.


Declaration of the Board of Management:

We confirm, to the best of our knowledge, that the Condensed Consolidated Interim Financial Statements and the Interim Group Management Report have been prepared in accordance with the generally accepted accounting principles for interim financial reporting under IFRS and give a fair presentation of SGL Group's net assets, financial position and results of operations. The Interim Group Management Report presents a true and fair view of the actual operations of the Group, including the results of operations and the position of the Group, and material prospects and risks of the Group's future development in the remainder of the fiscal year are described.

Wiesbaden, April 23, 2008

SGL Carbon AG

The Board of Management




Investor Relations Contact

SGL Carbon AG o Head Office o Investor Relations
Rheingaustra(beta)e 182 o D-65203 Wiesbaden
Phone +49 611 60 29-100 o Fax +49 611 60 29-101
e-mail Investor-Relations@sglcarbon.deo www.sglcarbon.com




Calendar 2008

April 25          Annual General Meeting
July 31           Report on the First Half Year
October 30        Report on the First Nine Months

Quarterly Sales Revenue and Operating Profit by Segment

                                                2007            2007      2008
                               -------------------------------------------------
(euro) million                   Q1      Q2      Q3      Q4   Full Year    Q1
--------------------------------------------------------------------------------
Sales revenue
-------------
Performance Products            185.0   202.1   216.8   232.3    836.2    205.2
--------------------------------------------------------------------------------
Graphite Materials & Systems     89.9    87.4    95.4    91.6    364.3     90.7
--------------------------------------------------------------------------------
Carbon Fibers & Composites       38.7    41.2    43.8    39.7    163.4     45.7
--------------------------------------------------------------------------------
Sonstige                          1.0     2.2     1.8     4.1      9.1      1.6
--------------------------------------------------------------------------------
SGL Group                       314.6   332.9   357.8   367.7  1,373.0    343.2
--------------------------------------------------------------------------------


                                                2007            2007      2008
                               -------------------------------------------------
(euro) million                   Q1      Q2      Q3      Q4   Full Year    Q1
--------------------------------------------------------------------------------
Profit (loss) from operations
 (EBIT)
-------
Performance Products             52.7    60.9    63.0    67.9    244.5     64.9
--------------------------------------------------------------------------------
Graphite Materials & Systems     12.7    12.7    11.6    10.9     47.9     14.0
--------------------------------------------------------------------------------
Carbon Fibers & Composites        0.3     0.6     1.4     0.8      3.1      2.1
--------------------------------------------------------------------------------
Zentrale T&I Kosten              -1.3    -1.5    -3.2    -2.8     -8.8     -3.3
--------------------------------------------------------------------------------
Corporate Costs                  -7.1    -8.0    -9.7    -7.4    -32.2     -8.3
--------------------------------------------------------------------------------
SGL Group                        57.3    64.7    63.1    69.4    254.5     69.4
--------------------------------------------------------------------------------



Quarterly Consolidated Return on Sales

                                                2007            2007      2008
                               -------------------------------------------------
ROS in% million                  Q1      Q2      Q3      Q4   Full Year    Q1
--------------------------------------------------------------------------------
Performance Products             28.5    30.1    29.1    29.2     29.2     31.6
--------------------------------------------------------------------------------
Graphite Materials & Systems     14.1    14.5    12.2    11.9     13.1     15.4
--------------------------------------------------------------------------------
Carbon Fibers & Composites        0.8     1.5     3.2     2.3      2.0      4.6
--------------------------------------------------------------------------------
SGL Group                        18.2    19.4    17.6    18.9     18.5     20.2
--------------------------------------------------------------------------------

* before effect from ECJ decision


Quarterly Consolidated Income Statement

                                                2007            2007      2008
                               -------------------------------------------------
(euro) million                   Q1      Q2      Q3      Q4   Full Year    Q1
--------------------------------------------------------------------------------
Sales revenue                   314.6   332.9   357.8   367.7  1,373.0    343.2
--------------------------------------------------------------------------------
Cost of sales                  -205.1  -210.8  -237.5  -242.6   -896.0   -218.4
--------------------------------------------------------------------------------
Gross profit                    109.5   122.1   120.3   125.1    477.0    124.8
--------------------------------------------------------------------------------
Selling/administration/
 research/other                 -52.2   -57.4   -57.2   -55.7   -222.5    -55.4
--------------------------------------------------------------------------------
Profit from operations (EBIT)    57.3    64.7    63.1    69.4    254.5     69.4
--------------------------------------------------------------------------------
Net financing costs             -11.9   -38.4    -8.7    -6.4    -65.4     -8.6
--------------------------------------------------------------------------------
Profit (loss) before tax         45.4    26.3    54.4    63.0    189.1     60.8
--------------------------------------------------------------------------------
Income tax expense              -12.7    -9.6   -24.2   -11.4    -57.9    -16.6
--------------------------------------------------------------------------------
Minority interests               -0.2     0.2    -0.2    -0.1     -0.3     -0.1
--------------------------------------------------------------------------------
Net profit (loss) attributable
to equity holders                32.5    16.9    30.0    51.5    130.9     44.1
--------------------------------------------------------------------------------


Important note:

This interim report contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors. They include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 SGL CARBON Aktiengesellschaft


Date: April 23, 2008                         By: /s/ Robert J. Kohler
                                                 -------------------------------
                                                 Name:  Robert J. Koehler
                                                 Title: Chairman of the Board of
                                                        Management


                                             By: /s/ Sten Daugaard
                                                 -------------------------------
                                                 Name:  Mr. Sten Daugaard
                                                 Title: Member of the Board of
                                                        Management